Exhibit 99.1

Given Imaging Receives Clearance for the Third Generation PillCam®
SB System in Japan

- News continues Given Imaging's series of regulatory successes during 2013 -

YOQNEAM, ISRAEL, [September 23, 2013] -- Given Imaging Ltd, (NASDAQ: GIVN), a world leader in gastrointestinal medical devices and pioneer of capsule endoscopy, today announced that Japan's Pharmaceuticals and Medical Devices Agency (PMDA) has granted approval for the PillCam SB 3 system.  The innovative technology in this third-generation system will provide physicians throughout Japan, the world’s second largest healthcare market, with the most advanced PillCam capsule endoscopy technology to detect and monitor small bowel diseases, such as Crohn’s disease.
“Approval of the PillCam SB 3 system in Japan underscores our global commitment to providing physicians with innovative tools to detect and monitor abnormalities of the gastrointestinal tract,” said Homi Shamir, President and CEO, Given Imaging.  “The approval of the PillCam SB 3 system in Japan builds upon our recent regulatory momentum that includes PillCam COLON in Japan and PillCam SB 3 in the U.S.  Japan is a critically important healthcare market and we look forward to working with physicians there to integrate PillCam SB 3's benefits into clinical practice.”

Each component of the PillCam SB 3 system, including the capsule, recorder, sensor belt, and software, has been enhanced to work together to improve image quality, tissue coverage and efficiency. New adaptive frame rate technology also allows the capsule to automatically increase the rate at which images are taken when it senses it is moving more quickly through the digestive tract.  Improvements in the new system’s RAPID® for PillCam software enable even smarter video compilation which is 40% more efficient than with PillCam SB 21.   The company expects to begin recognizing sales of PillCam SB 3 in Japan in 2014.

"With its higher resolution and improvement in capturing images of the small bowel mucosa, the new PillCam SB 3 capsule endoscopy system provides us with enhanced performance and efficiency," said Tetsuya Nakamura, M.D., Ph.D., Professor and Director, Department of Medical informatics, Dokkyo Medical University.   "With these improvements, along with recently receiving an expanded indication, PillCam SB will continue to play an important role in the diagnosis and treatment of small bowel diseases in Japan.”

Given Imaging will be participating in the upcoming Japan Digestive Disease Week (JDDW) conference taking place between October 9th -12th, 2013 in Tokyo.  Company representatives will be available to share information about the newest features and capabilities of the PillCam SB 3 system along with Given Imaging’s entire portfolio of gastrointestinal screening, diagnostic and monitoring products.

1 Given Imaging, comparative study, data on file 2012.

About PillCam® SB 3

The PillCam SB 3 capsule is a minimally invasive procedure to visualize and monitor small bowel abnormalities associated with Crohn's disease, iron deficiency anemia (IDA) and obscure GI bleeding (OGIB). The PillCam measures 11 mm x 26 mm and weighs less than four grams. Now in its third generation, PillCam SB 3 contains an imaging device and light source and transmits images at a rate between two and six images per second. Initially cleared by the U.S. Food and Drug Administration in 2001, PillCam SB is an accurate, patient-friendly tool used in patients two years and older by physicians to visualize the small bowel. PillCam SB 3 builds on Given Imaging's unique expertise and collaborative efforts as an industry leader that includes more than 2 million uses of PillCam capsules in patients worldwide and more than 1,900 clinical studies.

The risks of PillCam capsule endoscopy include capsule retention, aspiration and skin irritation. Endoscopic placement may present additional risks. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

About Given Imaging Ltd.

Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan® high resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z monitoring, and SmartPill® motility monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information, please visit givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include statements relating to the Company exploring strategic alternatives and considering possible strategic transactions involving the Company. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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For further information contact:
Chantal Beaudry/Martyna Gawrych
Lazar Partners Ltd.
cbeaudry@lazarpartners.com
mgawrych@lazarpartners.com
212-867-1762

Investor Contact:
David Carey
Lazar Partners Ltd.
dcarey@lazarpartners.com
212-867-1762

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com

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